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                                                                  Exhibit (a)(2)

          Pure Resources' Special Committee
          Determines that Union Oil's Exchange Offer is Inadequate and
           Recommends that the Stockholders Reject the Exchange Offer

MIDLAND, Texas, September 18, 2002 - Pure Resources, Inc. (NYSE: PRS) announced today that, after careful consideration, including a thorough review with independent financial and legal advisors, the Special Committee of the Board of Directors of Pure Resources has determined that Union Oil Company of California's offer to exchange 0.6527 of a share of Unocal Corporation's (NYSE:
UCL) common stock for each of the outstanding shares of common stock of Pure Resources that it does not already own is inadequate and not in the best interests of Pure Resources' stockholders, other than Union Oil and its affiliates. Accordingly, the Special Committee recommends that Pure Resources stockholders reject Union Oil's offer and not tender their shares in the exchange offer.

Jack Hightower, Pure's Chairman of the Board, Chief Executive Officer and President, and Pure's other executive officers have told Pure that they will not tender their shares in the exchange offer.

If stockholders need additional information or if they have previously tendered shares and have questions about how to withdraw their shares, they should call Georgeson Shareholder Services.

The Schedule 14D-9 will be available on Pure's website: www.PureResources.com.

The Special Committee was advised by Credit Suisse First Boston Corporation and Petrie Parkman & Co., Inc., and by its legal counsel, Baker Botts L.L.P.

Pure Resources is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The Company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the United States. Pure Resources was formed in May 2000 through the combination of Titan Exploration, Inc. and the Permian Basin Business Unit of Unocal Corporation.

This press release relates to Union Oil's exchange offer commenced September 5, 2002. In connection with the exchange offer, Pure Resources will be filing certain materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION EXPECTED TO BE FILED ON SEPTEMBER 18, 2002, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement, when it becomes available, and other materials filed by Pure Resources with the Securities and Exchange Commission at the Securities and Exchange Commission website at http://www.sec.gov.


In addition, these materials may be obtained for free from Pure Resources by directing a request to Pure Resources, Inc., 500 West Illinois, Midland, Texas 79701, Attention: Investor Relations.